

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2020

Nicholas Curtis
Chief Executive Officer
LENSAR, Inc.
2800 Discovery Drive
Orlando FL
32826

> **Re: LENSAR, Inc.**
> **Draft Registration Statement on Form 10**
> **Submitted June 19, 2020**
> **CIK No. 0001320350**

Dear Mr. Curtis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted June 19, 2020

Information Statement Summary, page 1

1. Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths on page 3 with an equally prominent discussion of your weaknesses. Similarly, balance the discussion of your product benefits on page 5 with an equally prominent discussion of any detriments.

Overview, page 2

2. We note your statements here and throughout your document that your technology provides improved visual outcomes, including your statement on page 6 that "several

recent studies support the improved outcomes achieved using [y]our laser system." It is unclear if your statements are intended to compare your results to those of your competitors or traditional cataract surgery. Please revise to clarify. Statements indicating that your products are superior to those of your competitors should be accompanied by head to head studies. If your statements are intended to convey superiority to competitors' products, please provide a description of the head to head studies in the discussion of your business. If there are no head to head studies supporting your claim, please revise your disclosure to remove any comparisons to such products.

The Transition to Advanced Refractive Cataract Procedures, page 4

3.   We note your disclosure that 43% of cataract patients do not achieve the desired visual outcome. Please clarify your basis for this statement and clarify which procedures you consider to be "advanced procedures".

Questions and Answers About the Separation and Distribution, page 17

4.   Please revise the Q&A on page 20 to identify any conditions that may be waived. Similarly, revise page 74 and consider providing risk factor disclosure discussing potential consequences is certain conditions are waived.

Risk Factors, page 24

5.   We note the separation agreement provides that each party will use commercially reasonable efforts to remove the other party as guarantor or obligor with respect to the first party's obligations or liabilities. To the extent you have not yet been removed as a guarantor or obligor on any DPL liabilities, please consider risk factor disclosure quantifying the obligation or liability or tell us why you believe such disclosure is not warranted.

6.   Please consider risk factor disclosure discussing the potential consequences to your business if higher unemployment related to COVID-19 results in lower rates of private health insurance.

7.   Please include a risk factor discussion indicating that the Spin-Off is not a tax exempt transaction, which may result in tax liabilities. The discussion should clarify that any amounts received in lieu of fractional shares may not be sufficient to pay taxes resulting from the transaction.

We cannot be certain that our net operating loss carryforwards will be available to offset future taxable income., page 37

8.   Please expand your statement indicating your expectation that a portion of your NOL and R&D carryforwards will be eliminated at the time of the Prin-Off to quantify the expected elimination or to explain how the amount will be determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Estimates
Product and Service Revenue Recognition, page 94

9. Please tell us your consideration of providing more robust critical accounting policy disclosures regarding the various judgments and assumptions made in establishing your most subjective accounting policies that are deemed critical, as required by Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 34-48960. Revise your disclosures as appropriate. In revising your revenue recognition policy disclosures, please include a discussion of the key assumptions underlying your policies for recognizing revenue from your LENSAR system sales and leases, and related extended warranties, and discuss the potential events and/or changes in circumstances that could reasonably be expected to affect the key assumptions. Address specifics, such as the factors that affect your conclusion that the LENSAR system is a distinct performance obligation, given that, apparently, your customers cannot derive benefit from the system without the purchase of the disposable patient interface device and procedure licenses. In your response, please address all significant contract features, such as, for example, your commitment to use expanded remote diagnostics to increase system reliability and encourage surgeon confidence with the use of the system. Reference for us the paragraphs within the authoritative literature that support the critical elements of your product revenue recognition accounting policy in your response.

Business
Our Strengths, page 101

10. We note your statement estimating that you achieved 13% worldwide market share in femtosecond laser assisted cataract surgery in 2019 based on revenue. Please provide your basis for the overall market.

Lensar Laser System, page 109

11. Please identify the third party that conducted the survey ti evaluate and assess surgeon perceptions.

Intellectual Property, page 114

12. Please provide the jurisdictions for your foreign patents and the expiration dates for your patents.

13. Please update your description of the Patton License to disclose:
    • each party's rights and obligations under the agreement;
    • the aggregate amounts made to date;
    • whether the agreement contemplates royalty payments; and
    • expiration/termination provisions.
    If there are royalty payments, please quantify the royalty rate or provide a reasonable range not exceeding 10 percentage points, and disclose when the royalty provisions expire. Additionally, file the agreement as an exhibit.

We also note your reference on page 90 to the licensing of intellectual property from a third party for $3.5 million. Please clarify whether this agreement is the Patton License or a separate agreement. If it is a separate license, please identify the party, describe the material terms and file the agreement or tell us why you believe it is not required.

Manufacturing , page 114

14.   We note your disclosure relating to your sole source suppliers, single sourced suppliers and developer and manufacturer of the phacoemulsification component. Tot eh extent you are substantially dependent on any agreements with these parties, please identify them, describe the material terms and file the agreements as exhibit. If you believe you are not substantially dependent on the agreements,please provide us with an analysis supporting your belief.

Concentration of Customers, page F-14

15.   Please revise to provide the total amount or percentage of revenues from each major customer as required by ASC 280-10-50-42 and the percentage or amount of accounts receivable for the separate customer accounting for more than 10% of accounts receivable.

You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences